July 22, 2008

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205049

Attention: Brittany Ebbertt

Dear Brittany

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for fiscal Year End December 31, 2007

Filed April 15, 2008-07-24 File No. 000-32051

Further to your correspondence dated July 18, 2008 pertaining to the SEC comment letter of July 18, 2008, we have been in contact with our legal attorney, Dennis Brovarone. Mr. Brovarone communicated to us in an e-mail that he felt we were exempt from the 404 Assessment report since our year end is Dec.31.  We have had an internal control assessment over Financial Reporting. Mr. Brovarone is in the process of reviewing the Security regulations and will then advise us. We will file a report and amend the 10K within 30 days if this is required by the SEC rules and regulations.

Thank You

Regards,

Douglas Mac Donald

President & CEO

Westsphere Asset Corporation, Inc.

Cc: Kim Law

CFO